SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------
                                   SCHEDULE TO
                                 (Rule 14d-100)

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------
                            SPRINT NEXTEL CORPORATION
                       (Name of Subject Company (Issuer))

           Options to Purchase Common Stock, par value $0.01 per share
             (Title of Class of Securities Underlying Common Stock)
                                    852061100
                      (CUSIP Number of Class of Securities)
                          -----------------------------
                             Charles R. Wunsch, Esq.
                     General Counsel and Corporate Secretary
                            Sprint Nextel Corporation
                               6200 Sprint Parkway
                           Overland Park, Kansas 66251
                            Telephone: (913) 794-1496

            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                     --------------------------------------

-------------------------------------------------------------------------------

                            CALCULATION OF FILING FEE
     Transaction Valuation                             Amount of Filing Fee(1)
     ---------------------                             -----------------------
             N/A                                                 N/A
-------------------------
(1) Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  N/A
         Form or Registration No.: N/A
         Filing Party:  N/A
         Date Filed:  N/A

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|      third-party tender offer subject to Rule 14d-1.
|X|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transaction subject to Rule 13e-3.
|_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         Attached are (1) the Definitive Proxy Statement for the Annual Meeting of Shareholders of Sprint Nextel Corporation ("Sprint") to be held on May 11, 2010 (the "Proxy Statement"), which contains a proposal submitted to Sprint's shareholders to approve an amendment to one of its existing equity incentive plans to allow for a one-time, value-for-value stock option exchange program for employees other than Sprint's named executive officers and directors (the "Option Exchange Program"); (2) a written communication made available to all Sprint employees on March 29, 2010 regarding the proposed Option Exchange Program with links to the written communications referred to in (1) and (4) herein; (3) an e-mail from Sandy Price, Senior Vice President - Human Resources, to potentially eligible employees regarding the proposed Option Exchange Program with a link to the written communication referred to in (2) above; (4) Proposed Stock Option Exchange Program FAQs made available to Sprint employees on March 29, 2010; and (5) an e-mail from Sandy Price, Senior Vice President - Human Resources, to Sprint people managers, human resources managers, the investor relations team and the corporate communications team regarding the proposed Option Exchange Program with links to the written communications referred to in
(1), (2) and (4) herein.

         Neither the Proxy Statement nor the other exhibits to this Schedule TO constitutes an offer to holders of Sprint's outstanding stock options to exchange those options. The proposed Option Exchange Program will only be commenced, if at all, if Sprint's shareholders approve the proposal to approve an amendment of an existing equity incentive plan to allow for the proposed Option Exchange Program.

         The Option Exchange Program has not yet commenced. Sprint will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or the SEC, upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program.

         Sprint shareholders and option holders will be able to obtain the written materials described above and other documents filed by Sprint with the SEC free of charge from the SEC's website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Sprint with the SEC by directing a written request to: Sprint Nextel Corporation, 6200 Sprint Parkway, Overland Park, KS 66215, Attention: Investor Relations.






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







         Item 12. Exhibits.

         Exhibit Number             Description

          99.1 Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders of Sprint Nextel Corporation (filed with the SEC on March 29, 2010 and incorporated herein by reference).

         99.2 Communication available to all employees regarding the proposed Option Exchange Program, dated March 29, 2010.

         99.3 E-mail from Sandy Price, Senior Vice President - Human Resources, to potentially eligible employees regarding the proposed Option Exchange Program, dated March 29, 2010.

         99.4                       Stock Option Exchange Program FAQs, dated
                                    March 29, 2010.

         99.5 E-mail from Sandy Price, Senior Vice President - Human Resources, to Sprint people managers, human resources managers, the investor relations team and the corporate communications team regarding the proposed Option Exchange Program, dated March 29, 2010.






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